Supplemental Mailing List Return Card

In accordance with National Instruments 54-102 Interim Financial Statement and Report Exemption and/or 51-102 Continuous Disclosure Obligations (the “Instruments”) and pursuant to the British Columbia Securities Act and Rules:

Any shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports and related Management Discussion & Analysis’ (“MD &A”) for the issuer’s first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while beneficial shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery.  You may complete electronic versions of these forms at www.pctc.com/PCTCPortal/Public/Shareholder.aspx.Holders that mail this card in and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements and MD & A.

PORTAL RESOURCES LTD.

Name: ________________________________________________

Address: ______________________________________________

City/Prov/State/ Postal Code:______________________________

Preferred Method of Communication:

 Email____

Mail_____

Signature:

________________________________________

Date:

________________________________________

Email Address:

________________________________________

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information.  The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Code, available on our website at www.pctc.com or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8.   PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.